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SEC
Mail Processing
Section
JAN 29 2008
Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44766

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/06 (MM/DD/YY) AND ENDING 11/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Morgan Stanley Distribution, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

One Tower Bridge 100 Front Street, Suite 1100
(No. and Street)

West Conshohocken	PA	19428-2881
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elie Cohen — (917) 790-5667
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 29 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Joseph D'Auria, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Stanley Distribution, Inc., as of November 30, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph D'Auria
Executive Director and Financial and Operations Principal

Subscribed to before me
this 25th day of January, 2008.

CHRISTINE L. SZYMANSKI
Notary Public, State of New York
No. 01SZ4957901
Qualified in New York County
Commission Expired Oct. 23, 2009

MORGAN STANLEY DISTRIBUTION, INC.

(SEC I.D. No. 8-44766)

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Independent Auditors' Report

To the Board of Directors and Stockholder of
Morgan Stanley Distribution, Inc.:

We have audited the accompanying statement of financial condition of Morgan Stanley Distribution, Inc. (the "Company"), a wholly owned subsidiary of Morgan Stanley Investment Management Inc., as of November 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley Distribution, Inc. at November 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 25, 2008

MORGAN STANLEY DISTRIBUTION, INC.
Statement of Financial Condition
November 30, 2007
(dollars in thousands, except share data)

Assets	
Cash and cash equivalents	$ 22,826
Receivables:	
Distribution and shareholder servicing fees	1,991
Other	29
Prepaid expenses	417
Total assets	$ 25,263
Liabilities and stockholder's equity	
Liabilities:	
Payables:	
Distribution and shareholder servicing fees	$ 3,174
Affiliates	732
Parent	15
Other	57
Total liabilities	3,978
Stockholder's equity:	
Common stock and additional paid-in capital (no par value, 1,000 shares authorized, 100 shares issued)	19,045
Retained earnings	2,240
Total stockholder's equity	21,285
Total liabilities and stockholder's equity	$ 25,263

See Notes to the Statement of Financial Condition.

MORGAN STANLEY DISTRIBUTION, INC.
Notes to the Statement of Financial Condition
November 30, 2007
(dollars in thousands)

Note 1 - Introduction and Basis of Presentation

Morgan Stanley Distribution, Inc. (the "Company"), a registered broker-dealer, is a wholly owned subsidiary of Morgan Stanley Investment Management Inc. ("MSIM" or the "Parent"). The Company, a Pennsylvania corporation, is the principal underwriter and distributor of the shares of Morgan Stanley Institutional Fund Trust, Morgan Stanley Institutional Fund, Inc., Morgan Stanley Institutional Liquidity Funds and The Universal Institutional Funds, Inc. (collectively, the "Funds"). The Funds are management investment companies registered with the Securities and Exchange Commission under the Investment Company Act of 1940, which are managed by MSIM. MSIM is a wholly owned subsidiary of Morgan Stanley. The Company is also a placement agent for certain Morgan Stanley Private Investment Funds. During January 2007, the Company became a member of the Securities Investor Protection Corporation ("SIPC").

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Note 2 - Summary of Significant Accounting Policies

Cash and cash equivalents
Cash and cash equivalents are primarily invested in money market funds.

Prepaid Expenses
On an annual basis, the Company pays licensing fees to Financial Industry Regulatory Authority, Inc., which are generally amortized over a period of one year using the straight-line method.

Distribution and Shareholder Servicing Fees Receivable
Distribution and shareholder servicing fees receivable represent distribution fees and shareholder services fees due from the Funds, which are based on a percentage of the monthly average of the daily net asset values of certain classes of shares of such funds in accordance with distribution plans between the Company and the Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940.

Distribution and Shareholder Servicing Fees Payable
Distribution and shareholder servicing fees payable represent amounts due to affiliated or external brokers who distribute the shares of the Funds to the public.

Fair Value Measurements
In September 2006, the Financial Accounting Standards Board ("FASB") issued the Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company adopted SFAS No. 157 as of December 1, 2006. As of November 30, 2007, the Company did not hold any assets or liabilities that were required to be measured at fair value.

Income Taxes
Provision for income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and income tax basis of assets and liabilities, using currently enacted tax rates and laws that will be in effect when such differences are expected to reverse.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 on December 1, 2007 did not have a material impact on the Company's financial statements.

Note 3 – Related Party Transactions

Payables to Parent as of November 30, 2007 primarily represent distribution and shareholder servicing fees paid by the Parent on behalf of the Company. Payables to affiliates primarily represent federal and unitary/combined state taxes payable and distribution and shareholder servicing fees paid by affiliates on behalf of the Company.

Note 4 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC"). Under this rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $25 or 6-2/3% of aggregate indebtedness. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At November 30, 2007, the Company had net capital of $5,411, which was $5,146 in excess of its required minimum net capital of $265. The Company's ratio of aggregate indebtedness to net capital at November 30, 2007 was 0.74 to 1.00.

Note 5 – Income Taxes

The Company is included in the consolidated federal income tax return filed by Morgan Stanley and certain other subsidiaries. Federal income taxes have been provided on a separate entity basis. The Company files separate entity state and local tax returns and is included in various unitary and combined tax filings. Accordingly, state and local income taxes have been provided on separate entity income based upon the separate company and unitary/combined effective tax rates.

In accordance with the terms of the Tax Allocation Agreement with Morgan Stanley, all current federal and unitary/combined state taxes are offset with other intercompany balances with Morgan Stanley.

At November 30, 2007, the Company had no deferred tax assets or liabilities.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 25, 2008

Morgan Stanley Distribution, Inc.
One Tower Bridge
West Conshohocken, PA 19428

In planning and performing our audit of the statement of financial condition of Morgan Stanley Distribution, Inc. (the "Company") as of November 30, 2007 (on which we issued our report dated January 25, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END